UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Alere Inc.
Full name of Registrant

Not Applicable
Former Name if Applicable

51 Sawyer Road, Suite 200
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Alere Inc. (the “Company” or “Alere”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 within the prescribed time period without unreasonable effort or expense.

As previously disclosed, the Company is delayed in filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 due to the Company’s review of certain revenue transactions at the Company’s South Korea and Japan locations, as well as the review of financial statements and inappropriate conduct at the Company’s subsidiary in South Korea, Standard Diagnostics, Inc.  As also previously disclosed, the Audit Committee of the Company’s Board of Directors, after considering the recommendations of management, concluded that the Company’s financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013, and for each quarterly and year-to-date periods in 2015 and the first three quarterly and year-to-date periods in 2016 should not be relied upon because of certain misstatements.  These misstatements were principally due to the failure to correctly apply U.S. GAAP regarding the timing of revenue recognition primarily relating to transactions in which we recognized revenue prior to full satisfaction of all contractual criteria for title and risk of loss passing to the customer as required by U.S. GAAP.  The principal cause of these misstatements in the timing of revenue recognition was inappropriate conduct at Standard Diagnostics.  Specifically, these misstatements were primarily the result of conduct and practices initiated by a former employee in the sales organization.   In addition, the Company is reviewing certain previously recorded revenue transactions with certain distributors outside the U.S. to evaluate whether the timing of the revenue recognition for these transactions was appropriate.

While the Company continues to work expeditiously to conclude this review and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Quarterly Report for the fiscal quarter ended March 31, 2017 as soon as practicable, the Company does not anticipate filing such Quarterly Report on Form 10-Q within the five day extension provided by Rule 12b-25(b).

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “goal,” “can” or similar words. A number of important factors could cause actual results of Alere and its subsidiaries to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, (i) the risk that the reviews discussed above are not completed in a timely manner; (ii) the possibility that the reviews discussed above uncover a misstatement or misstatements in revenue recognition that are greater than anticipated or previously disclosed, which may be material in amount, or uncovers misstatements with respect to other matters; (iii) the risk that these reviews uncover misstatements that impact total amount of revenue reported; (iv) the risk that the revenue recognition reviews will uncover circumstances that may indicate the presence of additional material weaknesses in internal control; (v) the risk that our failure to file the Form 10-K for 2016 or the 10-Q for the first quarter of 2017 in a timely manner leads to the acceleration of the maturity of certain of our indebtedness; (vi) the risk that these or other risk factors impact the expected timing of the filing of the Form 10-K for the year ended December 31, 2016 or the 10-Q for the first quarter of 2017 and (vi) the risk factors detailed in Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (as filed with the SEC on August 8, 2016) and other risk factors identified herein or from time to time in our periodic filings with the SEC. Readers should carefully review these risk factors, and should not place undue reliance on our forward-looking statements. These forward-looking statements are based on information, plans, goals, and estimates at the date of this report. We undertake no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification:

James Hinrichs	(858)	597-4815
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the period ended December 31, 2016.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Other than with respect to general and administrative expenses, the Company does not anticipate significant changes in results of operations for the quarter ended March 31, 2017 as compared to the quarter ended March 31, 2016.  The anticipated increase in general and administrative expenses for the quarter ended March 31, 2017 as compared to the quarter ended March 31, 2016 is approximately $35 million and, of this amount, approximately $25 million is related to expenses incurred in connection with the pending merger with Abbott Laboratories, as well as legal and consulting fees related to certain government investigations.

The foregoing amounts are preliminary, unaudited and are subject to change, and any such changes may be material in amount.  In addition, upon completion of the financial statements for the quarter ended March 31, 2017, we may determine that additional adjustments should be made to the results of operations which may be significant.

ALERE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2017	By:	/s/ James Hinrichs
Name: James Hinrichs Title: Executive Vice President and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).